UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                                Hello Direct Inc.
                                (Name of Issuer)



                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)



                                    423402106
                                  CUSIP Number)



                 Nelson Obus, Wynnefield Capital Management, LLC
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
                        Berlack, Israels & Liberman, LLP,
           120 West 45th Street, New York, N.Y. 10036, (212) 704-0100
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)


                                 August 28, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                              (Page 1 of 9 Pages)

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP No.  423402106                                           Page 2 of 9 Pages
--------------------                                           -----------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Wynnefield Partners Small Cap Value, L.P.
                              13-3688497
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                              WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                   113,879

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                              None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                   113,879

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                              None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              113,879 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.23

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                              PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 9 Pages)

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP No.  423402106                                           Page 3 of 9 Pages
--------------------                                           -----------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Wynnefield Partners Small Cap Value, L.P. II

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                              WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                   100,321

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                              None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                   100,321

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                              None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              100,321 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.96

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                              PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 3 of 9 Pages)

                                  SCHEDULE 13d

--------------------                                          ------------------
CUSIP No.  423402106                                          Page 4 of 9 Pages
--------------------                                          ------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Wynnefield Small Cap Value Offshore Fund Ltd.
                              None
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                              WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)[_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                   54,300

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                              None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                   54,300

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                              None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              54,300 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              1.06

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                              CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 4 of 9 pages)

                                  SCHEDULE 13D


Item 1. Security and Issuer.

     This statement relates to the Common Stock, par value $.001 per share (the "Shares"), of Hello Direct Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5893 Rue Ferrari, San Jose, CA 95138-1858.

Item 2. Identity and Background.

     This statement is being filed by Wynnefield Partners Small Cap Value, L. P., and Wynnefield Partners Small Cap Value, L.P. I, each a limited partnership formed under the laws of the State of Delaware (together the "Partnerships") and Wynnefield Small Cap Value Offshore Fund Ltd., an Exempted Company formed under the laws of the Cayman Islands (the "Offshore Fund"). The principal business of the Partnerships and the Offshore Fund is investments. The address of the principal offices of the Partnerships is One Penn Plaza, Suite 4720, New York, New York 10119 and the address of the principal offices of the Offshore Fund is c/o Olympia Capital (Cayman) Ltd., Williams House, 20 Reid Street, Hamilton HM 11, Bermuda.

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM") is the general partner of the Partnerships. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM, and their principal business address is the same as the Partnerships'. The principal occupations of Messrs. Obus, Landes and Melnick are acting as the managing members of WCM and managing investments of the Partnerships. Messrs. Obus, Landes and Melnick are also executive officers of Wynnefield Capital Inc. ("Wynnefield Capital") a corporation organized under the laws of Delaware. Wynnefield Capital is the investment manager of the Offshore Fund.

     During the past five years, neither the Partnerships, the Offshore Fund, WCM, Wynnefield Capital, Mr. Obus, Mr. Landes nor Mr. Melnick (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus, Landes and Melnick are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     214,200 Shares were purchased by the Partnerships for cash aggregating $1,246,661. The cash was provided from the working capital of the Partnerships. 54,300 Shares were purchased by the Offshore Fund for cash aggregating $335,000 which was provided from its working capital.

Item 4. Purpose of Transaction.

     The Partnerships and the Offshore Fund intend to vote their Shares and otherwise to influence the policies of the Issuer's management to achieve the objectives described in the letter, dated August 31, 1998, attached as an exhibit hereto.


                              (Page 5 of 9 Pages)

Item 5. Interest in Securities of the Issuer.

     The Partnerships and the Offshore Fund own a total of 268,500 Shares. Such Shares represent approximately 5.25% of the Shares of the Issuer that were outstanding as of July 24, 1998, based on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1998.

     Messrs. Obus, Landes and Melnick, as the managing members of WCM, the general partner of the Partnerships, and as the officers of Wynnefield, the investment manager of the Offshore Fund, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Shares and have the sole power to receive or to direct the receipt of the proceeds from the sale of the Shares, or any dividends paid with respect to the Shares.

     As of June 22, 1998, Wynnefield Partners Small Cap Value, L.P. ("Wynnefield"), owned 84,089 Shares, Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield-I") owned 67,511 Shares and the Offshore Fund owned 37,900 Shares. Additional Shares were purchased in August, 1998, as follows:

                                                                                                                 PER SHARE
PURCHASER                          DATE OF PURCHASE                         SHARES PURCHASED                   PURCHASE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield                                   August 13                              5,040                         $7.0000
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield                                   August 14                              6,300                          7.0000
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield                                   August 20                              4,725                          6.9375
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield                                   August 27                              8,925                          6.5000
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield                                   August 28                              4,800                          6.3750
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield-I                                 August 7                               6,000                          7.0042
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield-I                                 August 13                              4,560                          7.0055
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield-I                                 August 14                              5,700                          7.0044
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield-I                                 August 20                              4,275                          6.9433
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield-I                                 August 27                              8,075                          6.5031
------------------------------------------------------------------------------------------------------------------------------------
Wynnefield-I                                 August 28                              4,200                          6.3810
------------------------------------------------------------------------------------------------------------------------------------
Offshore Fund                                August 13                              2,400                          7.0000
------------------------------------------------------------------------------------------------------------------------------------
Offshore Fund                                August 14                              3,000                          7.0000
------------------------------------------------------------------------------------------------------------------------------------
Offshore Fund                                August 20                              6,000                          6.9375
------------------------------------------------------------------------------------------------------------------------------------
Offshore Fund                                August 27                              5,000                          6.5000
------------------------------------------------------------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Partnerships, the Offshore Fund, WCM, Wynnefield Capital, Mr. Obus, Mr. Landes nor Mr. Melnick has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Shares. None of the Shares is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Shares.

Item 7. Material to be Filed as Exhibits.

     Letter from Wynnefield Capital Inc. to the Board of Directors of the Issuer, dated August 31, 1998.


                              (Page 6 of 9 Pages)

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

September 2, 1998
     (Date)
                                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.I
                                      By: WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                   By: s/ Nelson Obus
                                   Nelson Obus, Managing Member


                                   WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD.


                                   By: s/ Joshua Landes_________________________
                                          Joshua Landes, Director





                              (Page 7 of 9 Pages)

August 31, 1998


The Members of the Board of Directors
Hello Direct Inc.
5893 Rue Ferrari
San Jose, CA 95138


Gentlemen,

The purpose of this letter is to express publicly our displeasure with the company's capital structure and reluctance to engage in a share re-purchase and, ultimately, to suggest that a public company format may be inappropriate for Hello Direct Inc.

HELO came public in April 1995 at $11.50 a share and has yet to invest the proceeds from the IPO. The company has a debt-free balance sheet, with cash and equivalents of $2.42 a share. The company produces cash and sells at a discount to book value. We believe that the company sells at a substantial discount to its private market value.

Within this context---an undervalued security, excessively capitalized---we believe that a share re-purchase would have made eminent sense under any condition. However, taken in light of the current market conditions and the 2 1/2 mm shares recently distributed by the two large venture capital funds, it's baffling that the company hasn't explored this venue.

Hello Direct has a fine management, a fine business niche, and an exciting business model. We are fully cognizant of the great strides senior management has made to turn around the prosperity of HELO. We applaud these initiatives and look forward to future growth and improvement in profitability.

That said, it's premature to be taking any victory laps. Hello Direct's operating margin, return on assets, and return on equity are woeful, and the company has yet to realize the operating leverage off a large and growing infrastructure. Management has stated its intention to make fold-in acquisitions and has stated its belief that there is managerial and infrastructure capacity to handle an increase in revenues to perhaps $200mm. The fact remains, however, that management has not executed a single acquisition within HELO.

While the public shareholders have not seen the benefits from the company's behavior, the same isn't true of other Hello Direct constituents. Management has built a large staff and last year moved to a comparatively opulent facility given its line of business. Stock options have been granted to management and employees, and, recently, two board members did a great injustice to the public shareholders by distributing shares in their private investment vehicles in such a way as to triple the public float of the company, creating a sloppy overhang that has contributed to the stock declining from $13 to its present price of $5 1/4 a share.

The company appears to have little reason to be public. There are no analysts following the company, and the company has no immediate need for capital. The firm has done little to defend its currency--its stock price-- to facilitate future use of the currency for acquisitions, joint venture purposes, or to attract and retain management.

The board of directors owns little stock directly, following the two recent distributions. We urge you to demonstrate the same fiduciary duty to the public shareholders as you have done for yourselves and your two funds. We believe that this company could be sold in a single transaction at a substantial premium to its current stock price and we urge this consideration. If the company is to remain as a public company, it's time to start acting like one.


                              (Page 8 of 9 Pages)

In going public, a company establishes a bond with the equity marketplace. Hello Direct Inc.'s board has acknowledged this in previous discussion by publicly stating that it will not engage in such dastardly behavior as re-pricing of options. What the board may be over-looking, by not buying back shares, is the ultimate effect this refusal will have on the workforce who are shareholders and ultimately on the valuation. For when the dark clouds of 1998 have passed, prospective investors will assess which companies defended their currencies and which permitted their stocks to erode to absurd levels.

Respectfully submitted,



Bobby Melnick
General Partner
Wynnefield Capital Inc.







                               (Page 9 of 9 Pages)